Filed by Quantum Corporation Pursuant to Rule 425

Under the Securities Act of 1933

And Deemed Filed Pursuant to Rule 14a-12

Under the Securities Exchange Act of 1934

Subject Company: Advanced Digital Information Corporation

Commission File No.: 0-21103

Quantum letterhead

Name

Supplier Name

Address

City, State, Zip

                            , 2006

Dear Quantum supplier,

On May 2, 2006 Quantum announced a definitive agreement to acquire Advanced Digital Information Corp (NASDAQ: ADIC). The two companies are joining to provide customers with the most comprehensive and integrated range of solutions for securely storing, managing, protecting and recovering their data in open IT environments.

The transaction is subject to customary closing conditions and regulatory approvals, as well as approval by ADIC shareholders. Quantum expects this to take 3-4 months, during which time the two companies will continue to operate independently. In the meantime, it’s business as usual. We value our relationship with you and look forward to speaking with you soon.

Regards,

Jim Mudd

VP WW Supply Chain Management

Additional Information and Where to Find It

Quantum plans to file with the SEC a Registration Statement on Form S 4 in connection with the transaction, and ADIC plans to file with the SEC and mail to its stockholders a Proxy Statement/Prospectus in connection with the transaction. The Registration Statement and the Proxy Statement/Prospectus will contain important information about Quantum, ADIC, the transaction and related matters. Investors and stockholders are urged to read the Registration Statement and the Proxy Statement/Prospectus carefully when they are available. Investors and stockholders will be able to obtain free copies of the Registration Statement and the Proxy Statement/Prospectus and other documents filed with the SEC by Quantum and ADIC through the web site maintained by the SEC at www.sec.gov. In addition, investors and stockholders will be able to obtain free copies of the Registration Statement and the Proxy Statement/Prospectus from Quantum by contacting Investor Relations at (408) 944-4450 or IR@quantum.com, or from ADIC by contacting Stacie Timmermans at (425) 881-8004 or stacie.timmermans@adic.com.

Quantum and its directors and executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of ADIC in connection with the transaction described herein. Information regarding the special interests of these directors and executive officers in the transaction described herein will be included in the Proxy Statement/Prospectus described above.”